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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                         GROUND ROUND RESTAURANTS, INC.
                           (NAME OF SUBJECT COMPANY)

                         GROUND ROUND RESTAURANTS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                   COMMON STOCK, PAR VALUE $.16 2/3 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  399427 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               DANIEL R. SCOGGIN
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                         GROUND ROUND RESTAURANTS, INC.
                         35 BRAINTREE HILL OFFICE PARK
                         BRAINTREE, MASSACHUSETTS 02184
                                 (617) 380-3100
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:
                            JEFFREY S. TULLMAN, ESQ.
                               KANE KESSLER, P.C.
                   1350 AVENUE OF THE AMERICAS -- 26TH FLOOR
                            NEW YORK, NEW YORK 10019
                                 (212) 541-6222

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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 originally filed on September 8, 1997 (the "Statement") with respect to the tender offer by GRR Merger Corp., a New York corporation (the "Purchaser") and a wholly owned subsidiary of GRR Holdings, LLC, a Delaware limited liability company ("Parent"), to purchase all outstanding shares of common stock, par value $.16 2/3 per share (the "Shares"), of Ground Round Restaurants, Inc., a New York corporation (the "Company"), at a purchase price of $1.65 per Share, net to the seller in cash. The items of the Statement set forth below are hereby amended and supplemented as follows:

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of Ground Round Restaurants, Inc., which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as described in this Schedule and on Annex I attached hereto which is incorporated herein by reference, there are, to the knowledge of the Company, no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser, their respective executive officers, directors or affiliates.

                          AGREEMENT AND PLAN OF MERGER

     The following is a summary of the Merger Agreement. Defined terms used below and not defined herein have the respective meanings assigned to those terms in the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

     THE OFFER. In the Merger Agreement, the Purchaser has agreed, subject to certain conditions, among other things, (i) to pay a purchase price of $1.65 per offered Share, net to the seller in cash, and (ii) to accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer at the earliest time following expiration of the Offer provided that all conditions to the Offer shall have been satisfied or waived by the Purchaser. "Expiration Date" means the latest time and date at which the Offer, as may be extended from time to time by the Purchaser, shall expire. The Purchaser has expressly reserved the right to waive any condition to the Offer, to increase the purchase price payable pursuant to the Offer or make any other changes in the terms and conditions of the Offer, provided, however, that unless previously approved by the Company in writing, no change may be made that (i) decreases the price per Share payable in the Offer, (ii) changes the form of consideration to be paid in the Offer, (iii) imposes additional conditions to the Offer, (iv) increases the minimum number of Shares that must be tendered as a condition to the acceptance for payment and payment for Shares in the Offer, (v) waives the Minimum Condition if such waiver would result in the purchase pursuant to the Offer of less than the number of Shares which, together with the Contributed Shares, would constitute less than 50.1% of the outstanding Shares, or (vi) extends the Offer, provided, however, that the Purchaser may, without the consent of the Company, extend the Offer (A) from time to time but not beyond 12 midnight, New York City time, on October 22, 1997 if, at the scheduled expiration date of the Offer, any of the conditions to the Purchaser's obligation to purchase Shares are not satisfied or waived until such time as such conditions are satisfied or
(B) as provided in Section 9.03(a) of the Merger Agreement. The Purchaser agreed to extend the Offer for a period of up to ten further Business Days, in the event that the Minimum Condition is not satisfied or waived at the initial expiration date of the Offer.

     RECOMMENDATION. Pursuant to the Merger Agreement, the Company has approved of and consented to the Offer and represented, among other things, that its Board of Directors, at a meeting duly called and held on August 29, 1997 has, among other things, unanimously (A) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to, and in the best interests of, the shareholders of the Company, (B) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and the transactions contemplated thereby, in all respects and that such approval constitutes approval of the Offer, the Merger Agreement and the Merger and the transactions contemplated thereby, for purposes of Sections 902 and 912 of the NYBCL, (C) recommended that the Shareholders of the Company accept the Offer, tender their Shares thereunder to the Purchaser and approve and adopt the Merger Agreement and the Merger and
(D) provided for the cancellation of all Options.

     THE MERGER. The Merger Agreement provides that, subject to the terms and conditions thereof and in accordance with New York Law, at the Effective Time, Parent shall cause the Purchaser to merge with and into the Company. Upon surrender of the stock certificate that, immediately prior to the Effective Time, represented an issued and outstanding Share, by virtue of the Merger, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares owned by Parent, the Purchaser or any other wholly-owned subsidiary of Parent, Dissenting Shares and any Shares held in the treasury of the Company or by any subsidiary of the Company), shall be converted into a certificate (a "Certificate") that represents the right to receive an amount in cash equal to the greater of $1.65 or any greater amount per Share paid pursuant to the Offer as it may be amended, without interest (the "Merger Consideration"). Each Share issued and outstanding immediately prior to the Effective Time and owned by Parent, the Purchaser or any other wholly-owned subsidiary of Parent or held in the Company's treasury or by any subsidiary of the Company, shall be canceled without payment of any consideration therefor. Each share of Common Stock, $0.01 par value, of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become that number of fully-paid and non-assessable shares of Common

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Stock, par value $.16 2/3 per share, of the Surviving Corporation as shall equal the quotient of the number of Shares issued and outstanding at the Effective
Time divided by 1,000.

     AGREEMENTS OF THE COMPANY, THE PURCHASER AND THE PARENT. In the Merger Agreement, the Company has covenanted and agreed that, it shall, and shall cause each of its subsidiaries to, use its reasonable efforts in light of the Company's present financial condition to preserve intact the business organization of the Company and each of its subsidiaries, to keep available, consistent with the Merger Agreement, the services of their respective operating personnel and to preserve the goodwill of the Company and its subsidiaries with respect to third parties having a business relationship with each of them, including, without limitation, suppliers. Except as contemplated by the Merger Agreement, during the period from the date of the Merger Agreement to the Effective Time, the Company and each of its subsidiaries will conduct their respective businesses and operations only in the ordinary and usual course of business consistent with past practice.

     Without limiting the generality of the provisions described in the preceding paragraph, the Merger Agreement provides that prior to the Effective Time, without the written Consent of Parent, the Company will not and will cause each of its subsidiaries not to:

          (a) amend its certificate of incorporation or by-laws or similar governing documents;

          (b) (i) create, incur or assume any indebtedness for borrowed money, except indebtedness for borrowed money incurred under the Credit Agreement or pursuant to a new credit agreement refinancing such borrowing in conformity with the terms of the Bank Letter of Intent, or the Bank Standstill Agreement, or (ii) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person other than any subsidiaries of the Company;

          (c) declare, set aside or pay any dividend or other distribution in respect of its capital stock;

          (d) issue, sell, grant purchase or redeem, whether by dividend or otherwise, any shares of its capital stock or securities convertible into or exercisable for, or options with respect to, or warrants to purchase or rights to subscribe to or otherwise purchase, or subdivide or in any way reclassify, any shares of its capital stock, except for the issuance of Shares issuable upon conversion of the Convertible Loan Notes in accordance with their terms or the exercise of Options outstanding on the date of the Merger Agreement;

          (e) except in respect of regularly scheduled raises or raises which have been approved by the compensation committee of the Board prior to the date of the Merger Agreement in the ordinary course of business consistent with past practice: (i) increase the aggregate amount of compensation payable or to become payable to any of its directors, officers or certain employees of the Company, whether by salary or bonus, (ii) increase the rate or term of, or otherwise alter, amend or nullify any, or enter into any new, employment agreement bonuses, insurance, pension, severance or other Company Benefit Plan, payment or arrangement made to, for or with any such directors, officers or employees;

          (f) enter into any agreement, commitment or transaction, which, if entered into prior to the date of the Merger Agreement, would have been required to be disclosed in the Company Disclosure Letter, with certain exceptions;

          (g) sell, transfer, mortgage, pledge, grant any security interest in, or permit the imposition of any lien or other encumbrance on, any asset other than in the ordinary course of business consistent with past practice and except (i) pursuant to the Credit Agreement, or (ii) pursuant to the refinancing of borrowings under the Credit Agreement pursuant to a new credit agreement in conformity with the terms set forth in the Bank Letter of Intent or (iii) pursuant to the Sale and Leaseback Letter of Intent;

          (h) waive any material right under any material agreement;

          (i) other than as required by any change in GAAP, make any material change in its accounting methods or practices or make any material change in depreciation or amortization policies or rates

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

     adopted by it for accounting purposes or, other than normal writedowns or writeoffs consistent with past practice, make any writeoffs of notes or accounts receivable;

          (j) make any loan or advance to any of its shareholders, officers, directors, employees, with certain exceptions, or make any other loan or advance to any other person (other than any subsidiary of the Company) or group otherwise than in the ordinary course of business consistent with past practice;

          (k) terminate or fail to renew, where such renewal is at the Company's or a subsidiary's option, or replace on substantially similar or more favorable terms any contract or other agreement other than in the ordinary course of business, which termination or failure to renew, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect;

          (l) fail to maintain all Insurance Policies in full force and effect or fail to renew or replace with equivalent coverage any Insurance Policy which has expired;

          (m) take any action which constitutes a violation of any Liquor License which violation individually or in the aggregate would, in the reasonable judgment of the Company, be likely to result in the termination of any one or more Liquor Licenses covering operations generating, individually or in the aggregate for the three months ended June 30, 1997, average weekly gross food and beverage revenues in excess of $300,000;

          (n) fail to operate, maintain, repair or otherwise preserve the Real Property substantially in accordance with current practice in light of the Company's present financial condition and not to exceed the capital expenditure budget of the Company previously disclosed to Parent;

          (o) fail to comply with all applicable filings, payment and withholding obligations under all applicable federal, state, local and foreign tax laws except where such failure to comply would not have a Material Adverse Effect;

          (p) breach, terminate or amend the Bank Standstill Agreement or terminate or amend either the Bank Letter of Intent or the Sale and Leaseback Letter of Intent or take any action not otherwise permitted or required pursuant to such agreements that directly results in the counterparty to the Bank Letter of Intent or the Sale and Leaseback Letter of Intent terminating or stating an intention to terminate the same; or

          (q) agree in writing to, or otherwise take or authorize, any of the foregoing actions.

     The Merger Agreement provides that if required by applicable law in order to consummate the Merger following expiration of the Offer and acceptance for payment and purchase of Shares by the Purchaser pursuant to the terms of the Offer, the Company shall (and Parent and the Purchaser shall use all reasonable efforts to cause the Company to) take all action to the extent necessary to consummate the Merger in accordance with applicable law, its Certificate of Incorporation and By-Laws, including (i) duly call, give notice of, convene and hold an annual or special meeting of its shareholders (the "Shareholders' Meeting"), to be held as soon as practicable, for the purpose of approving the Merger Agreement, the Merger and the transactions contemplated thereby; (ii) include in a proxy statement the recommendation of the Board that shareholders of the Company vote in favor of the approval and adoption of the Merger Agreement and the Merger and the other transactions contemplated thereby and the determination of the Board that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the shareholders of the Company; and (iii) prepare and file a preliminary Proxy Statement with the SEC and, after consultation with Parent and the Purchase, respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof and cause the Proxy Statement to be mailed to its shareholders at the earliest practicable time after responding to all such comments to the satisfaction of the Staff of the SEC and to obtain the necessary approvals by its shareholders of this Agreement.

     The Merger Agreement provides that the Company, Parent and the Purchaser, as the case may be, shall promptly prepare and file any other filings required under the Exchange Act or any other Federal or state

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

securities or corporate laws relating to the Merger and the transactions contemplated thereby (the "Other Filings").

     The Merger Agreement provides that at the Shareholders' Meeting, Parent, the Purchaser, their affiliates and Permitted Assigns will vote all Shares owned by them in favor of approval and adoption of the Merger Agreement, the Merger, and the transactions contemplated thereby.

     The Merger Agreement provides that in the event that the Purchaser or any Permitted Assigns shall acquire at least 90 percent of the outstanding Shares pursuant to the Offer or otherwise, the parties agree, at the request of the Purchaser, to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 905 of the NYBCL, as soon as reasonably practicable after such acquisition and the satisfaction or waiver of the conditions of the Merger Agreement, without a meeting of the shareholders of the Company.

     Pursuant to the Merger Agreement, promptly upon the acceptance for payment of, and payment by the Purchaser in accordance with the Offer for, Shares pursuant to the Offer, provided the Purchaser shall have purchased not less than 50.1% of the outstanding Shares, the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, equal to that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that such number of Shares owned in the aggregate by the Purchaser or Parent, upon such acceptance for payment, bears to the number of Shares outstanding; provided, however, that until the Effective Time there shall be at least three Continuing Directors. The Company shall upon the written request of the Purchaser, use its best efforts to cause the Purchaser's designees to be so elected. Notwithstanding the foregoing, it is the parties present intention to have a Board of seven directors following consummation of the Offer and prior to the Effective Time, the Board to consist of four designees of the Purchaser and three Continuing Directors, and the Company shall, upon the written request of the Purchaser, use its best efforts to cause the resignation of such current directors as necessary, and the election of the Purchaser's designees, to result in such seven member Board.

     The Company has agreed to take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under the Merger Agreement described in the preceding paragraph. Annex I to this Schedule 14D-9 fulfills the Company's obligations in this regard under the Merger Agreement. Pursuant to the Merger Agreement, Parent and the Purchaser will supply to the Company any information with respect to any of them and their nominees, officers, directors and affiliates required by
Section 14(f) and Rule 14f-1 and such other rules and regulations as are applicable.

     After the time that the Purchaser's designees constitute at least a majority of the Board and until the Effective Time, any amendment or termination of the Merger Agreement or the Certificate of Incorporation or By-laws of the Company and any extension for the performance or waiver of the obligations or other acts of Parent or the Purchaser or waiver of the Company's rights hereunder shall also require the approval of a majority of the then serving directors, if any, who are directors as of the date hereof (the "Continuing Directors" who shall include each member of the Special Committee of the Board formed to consider the Merger for so long as he wishes to serve) except to the extent that applicable law requires that such action be acted upon by the full Board, in which case such action will require the concurrence of a majority of the Board, which majority shall include each of the Continuing Directors. If the number of Continuing Directors prior to the Effective Time is reduced below three for any reason, the remaining Continuing Directors or Director shall be entitled to designate persons to fill such vacancies who shall be deemed Continuing Directors for all purposes of this Agreement. The Board shall not delegate any matter set forth in this paragraph to any committee of the Board.

     Under the Merger Agreement, the directors of the Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

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     Pursuant to the Merger Agreement, from the date of the Merger Agreement to the Effective Time, subject to appropriate provisions regarding confidentiality, the Company shall, during ordinary business hours and upon reasonable advance notice, (i) give Parent and Parent's authorized representatives all access Parent shall reasonably request to all of its and each of its subsidiaries books, records, contracts, commitments, restaurants, offices and other facilities and properties, and its and each of its subsidiaries' personnel, representatives, accountants and agents; (ii) permit Parent to make such inspections thereof, except as limited by the Merger Agreement with respect to environmental investigations, as it may reasonably request during normal business hours, and (iii) cause its and each of its subsidiaries' officers and advisors to furnish to Parent its financial and operating data and such other existing information with respect to its business, properties, assets, liabilities and personnel, as Parent may from time to time reasonably request, provided, however, that any such investigation shall be conducted in such a manner as not to interfere unreasonably with the operation of the business of the Company.

     DISSENTERS' RIGHTS. Notwithstanding any other provision of the Merger Agreement to the contrary, Shares that have not been voted in favor of the approval and adoption of the Merger and with respect to which dissenters' rights shall have been demanded and perfected in accordance with Sections 623 and 910 of the NYBCL (the "Dissenting Shares") and not withdrawn shall not be converted into the right to receive cash at or after the Effective Time, but such Shares shall become the right to receive such consideration as may be determined to be due to holders of Dissenting Shares pursuant to the laws of the State of New York unless and until the holder of such Dissenting Shares withdraws his or her demand for such appraisal or becomes ineligible for such appraisal. If a holder of Dissenting Shares shall withdraw his or her demand for such appraisal or shall become ineligible for such appraisal under applicable law (through failure to perfect or otherwise), then, as of the Effective Time or the occurrence of such event, whichever last occurs, such holder's Dissenting Shares shall automatically be converted into and represent the right to receive the Merger Consideration, without interest.

     NO SOLICITATION. In accordance with the terms of the Merger Agreement, the Company has agreed that it will not, and will not permit any of its officers, directors, advisors, agents or representatives to, directly or indirectly, solicit or encourage the initiation or submission of any inquiries, proposals or offers regarding any acquisition, merger, tender offer, exchange offer, recapitalization (involving an equity investment other than solely from existing shareholders) or similar transaction involving, sale of all or a substantial portion of the assets of, or sale of shares of capital stock or securities convertible into capital stock, (other than a sale only to existing lenders in connection with a refinancing of debt) of the Company, whether or not in writing and whether or not delivered to the shareholders of the Company, or similar transactions involving the Company (any of the foregoing inquires, proposals or offers being referred to herein as an "Acquisition Proposal"); provided however, that nothing contained in the Merger Agreement shall prevent the Company's Board from (i) referring any third party to this provision, (ii) considering negotiating or participating in discussions regarding an unsolicited bona fide written Acquisition Proposal or (iii) complying with Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act, if applicable, with regard to an Acquisition Proposal made in the form of a tender offer by a third party. If the Board of the Company after duly considering advice written or otherwise, of the Company's outside counsel and financial advisor, determines in good faith that it would be consistent with its fiduciary responsibilities to approve or recommend a Superior Proposal, then (A) the Company shall not enter into any agreement with respect to the Superior Proposal and (B) any other obligation of the Company under the Merger Agreement shall not be affected unless the Merger Agreement is terminated and fees and/or expenses are paid in accordance with the terms of the Merger Agreement. As used in the Merger Agreement, the term "Superior Proposal" means a bona fide proposal made by a third party to acquire the Company pursuant to a tender or exchange offer, a merger, a sale of all or substantially all of its assets or otherwise that the Board determines in its good faith judgment to be more favorable to the Company's shareholders than the Offer and the Merger (after considering the advice, written or otherwise, of its outside counsel and financial advisor).

     HSR FILINGS. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, each of the parties thereto shall file, or cause to be filed, as promptly as possible and in no event later than ten Business Days after the execution date of the Merger Agreement, with the United States Federal

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Trade Commission and the Antitrust Division of the United States Department of
Justice pursuant to the HSR Act, the notification required by the HSR Act, including all requisite documents, materials and information therefor, and request early termination of the waiting period under the HSR Act.

     EMPLOYEE BENEFITS MATTERS. Under the Merger Agreement (a) from and after the date of purchase of Shares pursuant to the Offer, the Company or the Surviving Corporation will, and Parent will cause the Company or the Surviving Corporation to honor, in accordance with their terms, all individual employment, severance and change of control agreements between the Company and any officer, director or employee of the Company including, without limitation, bonuses, incentive or deferred compensation in existence on the date of the Merger Agreement, (b) from and after the date of purchase of Shares pursuant to the Offer, the Company or the Surviving Corporation, as applicable, will, and Parent will, or will cause the Company, the Surviving Corporation or the Company to, provide or pay when due to employees and former employees of the Company all benefits and compensation pursuant to the Company Benefit Plans, policies and arrangements in effect on the date of the Merger Agreement (other than with respect to stock and stock-based plans or programs, including stock grants, options to purchase stock, stock investment alternatives, or other stock-based benefits or awards) earned or accrued through, and to which such individuals are entitled as of, the Effective Time (or such later time as such Company Benefit Plans as in effect at the Effective Time or terminated or canceled by the Surviving Corporation in the manner and subject to the conditions of the Merger Agreement); (c) for a period ending two (2) years after the Effective Time, the Company or the Surviving Corporation, as applicable, will, and Parent, will cause the Company or the Surviving Corporation to, provide to Company employees and former employees benefits under all Company Benefit Plans, programs and arrangements that provide benefits which are no less favorable in the aggregate than those provided to such persons under the Company Benefit Plans, programs and arrangements of the Company in effect on the date (other than with respect to the agreements subject to subsection (a) above and other than with respect to stock and stock-based plans or programs, including stock grants, options to purchase stock, stock investment, alternatives, other stock based benefits or awards; and (d) nothing in the Merger Agreement shall require the continued employment of any person, and except as expressly set forth in the Merger Agreement no provision therein shall prevent Parent or Surviving Corporation from amending or terminating any Company Benefit Plan.

     Pursuant to the Merger Agreement, Parent shall cause the Company to pay, in accordance with their respective terms all bonuses, payments of incentive compensation pursuant to the Company's incentive compensation plans, severance payments and other payments as disclosed on the Company Disclosure Letter in accordance with the terms of the Merger Agreement.

     DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that the Certificate of Incorporation of the Surviving Corporation shall, for a period of six years from the Effective Time, contain provisions no less favorable with respect to indemnification than are set forth in such Certificate of Incorporation of the Company, as amended as set forth in Exhibit A to the Merger Agreement, to provide that officers and directors shall be indemnified to the fullest extent permitted under New York law, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers, agents or employees of the Company, unless such modification shall be required by law.

     Under the Merger Agreement, the Company shall, to the fullest extent permitted under New York law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time the Surviving Corporation shall, to the fullest extent permitted under New York law, indemnify and hold harmless, each present and former director and officer of the Company and each of its Subsidiaries (collectively, the "Indemnified Parties") against judgments, fines, reasonable amounts paid in settlement and reasonable expenses (including attorneys' fees, costs and charges) incurred as a result of any action or proceeding (whether arising before or after the Effective Time), or any appeal therefrom whether civil or criminal, arising out of or pertaining to any action or omission in their capacity as an officer or director, prior to or at the Effective Time, for a period of six years after the Effective Time (or with respect to claims arising from service as an officer or director prior to the Effective Time and asserted or made prior to such sixth

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

anniversary which have not been resolved prior to such sixth anniversary, until the time such matters are finally resolved). In the event of any such action or proceeding (i) the Company or the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company or the Surviving Corporation, promptly after statements therefor are received provided that an agreement has been entered into by such Indemnified Party agreeing to repay such amounts to the Company if the Indemnified Party is ultimately found not to be entitled to indemnification, by a final judgment (not subject to further appeal) of a court of competent jurisdiction, or to the extent such amount exceeds the indemnification to which such Indemnified Party is entitled, under New York law, and (ii) the Company and the Surviving Corporation shall cooperate and provide access to all documents necessary or beneficial to the defense of any such matter; provided, however, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld, delayed or conditioned); and provided further that neither the Company nor the Surviving Corporation shall be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in any single action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action.

     Under the Merger Agreement, the Surviving Corporation has agreed to use its best efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that the Surviving Corporation shall not be required to maintain such insurance to the extent that the annual premiums therefor exceed 120% of the annual premiums currently paid by the company in respect of the current policy or policies (the "Maximum Amount"), but in such case shall purchase as much comparable coverage as available for the Maximum Amount.

     The Merger Agreement further provides that in the event the Company or the Surviving Corporation or any of their respective successors (i) is consolidated with or merges into another person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person in a single transaction or a series of transactions, then, and in each such case, the Parent shall make or cause to be made proper provision so that the successors or transferees of the Company or the Surviving Corporation, as the case may be, shall comply in all material respects with the indemnification and insurance provisions provided in the Merger Agreement.

     CANCELLATION OF OPTIONS. Pursuant to the Merger Agreement, the Company agreed that at or immediately prior to the Effective Time, each outstanding option (an "Option") to purchase shares of Common Stock of the Company pursuant to the Company's 1989 Amended and Restated Stock Option Plan (the "Stock Option Plan"), the Company's 1992 Equity Incentive Plan (the "Equity Incentive Plan") or otherwise (collectively, the "Stock Plans"), whether or not then exercisable, shall be cancelled by the Company, and each holder of a cancelled Option shall have the right to receive at the Effective Time from the Company, in consideration for the cancellation of such Option (i) in the case of Options that are "in the money", an amount in cash equal to the product of (A) the number of Shares previously subject to such Option and (B) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Option and (ii) in the case of Options that are not "in the money", an amount of cash set forth on the Schedule of Option Payments authorized and approved by the Compensation Committee of the Board.

     (b) Pursuant to the Merger Agreement, the Company has agreed to terminate all Stock Plans as of the Effective Time, and the Company shall ensure that following the Effective Time no holder of an Option or any participant in any Stock Plans shall have any right thereunder to acquire any capital stock of the Company, Parent or the Surviving Corporation.

     REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains customary representations and warranties with respect to the Company, including, but not limited to, (i) the Company's organization and capitalization, (ii) that the Board of Directors of the Company has approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) so as to render the prohibitions of

Section 912 of the NYBCL to be inapplicable to the Merger Agreement and the transactions contemplated thereby, (iii) relating to required consents, approvals and governmental filings (iv) the accuracy of the Company's documents and reports filed with the SEC, the Company's financial statements and financial condition, (v) the absence of certain changes or events which, in the reasonable opinion of the Company, are likely, individually or in the aggregate, to have a Material Adverse Effect or adversely affect the ability of the Company to consummate the transactions contemplated by the Merger Agreement, (vi) the absence of certain litigation, (vii) the Company's employee benefit plans, (vii) real property matters, (viii) tax matters, (ix) environmental matters, and (x) intellectual property matters.

     In the Merger Agreement, Parent and the Purchaser have made customary representations and warranties, including without limitation, relating to their respective corporate organization, authority to execute, deliver and perform the Merger Agreement, and that Parent has or will have and will make available to the Purchaser or the Paying Agent, as applicable, sufficient funds in sufficient time to consummate the Offer and the Merger in accordance with the terms of the Merger Agreement.

     CONDITIONS TO MERGER. The respective obligations of each party to the Merger Agreement to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Purchaser shall have accepted for payment, and paid for, Shares validly tendered and not withdrawn pursuant to the Offer representing (together with Shares otherwise owned by Parent or the Purchaser) not less than 50.1% of the then outstanding Shares; (b) the Merger Agreement and the Merger shall have been approved and adopted by the requisite vote or consent, if any, of the shareholders of the Company required by the NYBCL; and (c) no order, statute, rule, regulation, execution order, stay, decree, judgment, or injunction shall have been enacted, entered issued, promulgated or enforced by any court or governmental authority which prohibits or restricts the consummator of the Merger. The Merger Agreement provides that the obligations of Parent and the Purchaser to effect the Merger shall be further subject to satisfaction of the condition, unless waived by Parent, that all outstanding Options shall have been surrendered prior to or simultaneously with the Effective Time.

     TERMINATION. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, whether prior to or after approval of the Merger by the shareholders of the Company, if required:

          (a) by mutual written consent of Parent, the Purchaser and the Company;

          (b) by the Company if: (i) the Purchaser shall fail to commerce the Offer within five Business Days of the public announcement thereof unless the failure to commence the Offer shall be due to (A) the failure of the Company (or any of its subsidiaries) to perform in any material respect any of its obligations under the Merger Agreement then required to be performed or (B) any occurrence or circumstance which would result in the failure of any condition to the Offer set forth in the Merger Agreement; (ii) the Purchaser shall have (A) terminated the Offer, (B) allowed the Offer to expire without the purchase of any Shares thereunder in accordance with the terms of the Merger Agreement, or (C) failed to accept Shares for payment pursuant to the Offer on or prior to October 22, 1997 unless (I) such termination or expiration or failure shall be due to the failure of any condition set forth in (i) subsections (iv), (vii), (viii) or (ix) of this paragraph (with respect to any consent or approval required to be obtained by the Company) of Annex A of the Merger Agreement or paragraph (ii) of Annex A (otherwise than in circumstances that would entitle the Company to terminate the Merger Agreement pursuant to Section 9.01(d) of the Merger Agreement or (2) paragraph (i) of Annex A, unless the Purchaser shall have failed to accept Shares for payment on or prior to October 31, 1997 or (II) the provisions of the proviso in Section 9.03(a) of the Merger Agreement are applicable, unless the Purchaser shall have failed to accept Shares for payment on or prior to October 31, 1997; (iii) prior to the purchase of Shares pursuant to the Offer, the Purchaser shall have breached or failed to perform in any material respect any of its obligations under the Merger Agreement which is required to be performed at such time and such breach or failure materially delays consummation of the Offer, or materially and adversely affects the ability of the Purchaser and Parent to consummate the Offer and the Merger on substantially the terms set forth in the Merger Agreement; (iv) if the representations and warranties of the Purchaser set forth in the Merger Agreement are not true and correct in all material respects at any time prior to the expiration of termination of the Offer (except as to those representations and warranties which are made as of a specified date, which shall be true and correct as of such date) and such failure materially delays consummation of the Offer, or materially and adversely affects the ability of the Purchaser and Parent to consummate the Offer and the Merger on substantially the terms set forth in the Merger Agreement; (v) prior to the purchase of Shares pursuant to the Offer, a corporation, partnership, person or other entity or group (each a "Person") shall have made a Superior Proposal and the Board, after duly considering advice written or otherwise of the Company's outside counsel and financial advisors, determines in good faith that it would be consistent with its fiduciary responsibilities to approve or recommend such Superior Proposal provided that such termination shall not be effective until payment of the Termination Fee and Expenses in the manner required by the Merger Agreement; or (vi) the Minimum Condition is not satisfied or waived as permitted by the Merger Agreement upon final expiration of the Offer.

          (c) by Parent and the Purchaser if (i) due to any occurrence or circumstances which would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, the Purchaser shall have failed to commence the Offer within five Business Days of the public announcement thereof; (ii) as a result of a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, the Purchaser shall have (A) terminated the Offer or (B) failed to accept Shares for payment pursuant to the Offer on or prior to October 22, 1997;
     (iii) the Effective Time shall not have occurred on or prior to November 30, 1997, due to a failure of the Company obtaining the requisite Shareholder approval for the Merger or the cancellation of options pursuant to the Merger Agreement or an intervening law or statute. Otherwise than as a result of a breach or default by Parent or the Purchaser hereunder; (iv) the Company shall have breached its obligations regarding solicitation restrictions contained in the Merger Agreement; (v) the Board shall have withdrawn or modified (including by amendment of this Schedule 14D-9), in a manner adverse to the Purchaser, its approval or recommendation of the Offer, this Agreement or the Merger or shall have recommended or approved another tender or exchange offer or Acquisition Proposal (whether or not a Superior Proposal), or shall have adopted any resolution to effect any of the foregoing;

          (d) by Parent and the Purchaser or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger or the acceptance for payment and payment for the Shares in the Offer and such order, decree, ruling or other action is or shall have become nonappealable.

     In the event of the termination of the Merger Agreement and the abandonment of the Offer and the Merger pursuant to the terms of the Merger Agreement, the Merger Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, directors, officers or shareholders, provided that no such termination shall relieve any of the Company, Parent or the Purchaser, as the case may be, from liability for damages arising (a) from any willful or intentional breach of the Merger Agreement or
(b) from certain obligations regarding fees and expenses.

     FEES AND EXPENSES. In accordance with the terms of the Merger Agreement, in the event that : (i) the Company terminates the Merger Agreement due to the acceptance of the board of a Superior Proposal, pursuant to Section 9.01(b)(v) or (ii) prior to the final expiration date ("Expiration Date") of the Offer, (A) an Acquisition Proposal, or interest in or intention to pursue an Acquisition Proposal has been publicly announced or publicly confirmed by any person (other than Parent or the Purchaser) (whether by press release Exchange Act filing or otherwise), and (B) on or prior to the 180th day following the initial expiration date of the Offer (I) the Company enters into any agreement with respect to any Acquisition Proposal or (II) any Acquisition Proposal is commenced by way of tender offer or exchange offer: then, in either such event, the Company shall pay to Parent a fee in the amount of $1,100,000 (the "Termination Fee"), plus Expenses. Notwithstanding the foregoing, no Termination Fee will be payable in the case of clause (ii) above if the Purchaser has not, prior to the Expiration Date, waived the Minimum Condition so as to provide that the minimum number of Shares that must be validly tendered as a condition to the Purchaser's acceptance for payment of Shares pursuant to the Offer, together with the Contributed Shares, shall be no greater than 66 2/3% of the outstanding Shares; provided, however, that in event of such reduction in the Minimum Condition, the Purchaser shall be entitled to extend the Offer from time to time, but in no event beyond October 31, 1997, until Shares validly tendered (and not withdrawn) in the Offer, together with the Contributed Shares, represent at least 90% of the outstanding Shares.

     If (i) the Merger Agreement is terminated by the Purchaser and Parent pursuant to Section 9.01(c)(i) of the Merger Agreement or as a result of the Company's failure to satisfy the condition set forth in paragraph (iv) of Annex A thereto and (ii) the Company's breach of any of its representations and warranties under the Merger Agreement and/or its failure to perform its material obligations, covenants or agreements under the Merger Agreement resulting in the failure to satisfy such condition set forth in paragraph (iv) of Annex A, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect, the Company shall reimburse Parent and Purchaser for all Expenses.

     AMENDMENTS. The Merger Agreement may be amended, modified or supplemented only by written agreement of Parent (for itself and the Purchaser) and the Company at any time prior to the Effective Time with respect to any of the terms contained herein executed by duly authorized officers of the respective parties, except that after the earlier of (a) the purchase by the Purchaser of a majority of the Shares on a fully diluted basis, and (b) the meeting of shareholders to approve the Merger contemplated by the Merger Agreement, the price per Share to be paid pursuant to the Merger Agreement to the holders of Shares shall in no event be decreased and the form of consideration to be received by the holders of such Shares in the Merger shall in no event be altered without the approval of such holders.

     CERTAIN CONDITIONS OF THE OFFER. Pursuant to the Merger Agreement, the Minimum Condition and other conditions to the Offer are as follows:

          Notwithstanding any other provision of the Merger Agreement or the Offer, the Purchaser shall not be required to accept for payment, purchase or pay for any Shares tendered pursuant to the Offer, may postpone the acceptance for payment of and payment for any tendered Shares and may terminate or subject to the terms of the Merger Agreement, amend the Offer if (a) there shall not have been validly tendered to the Purchaser (and not withdrawn) that number of Shares which, when aggregated with the Contributed Shares, represents at least 90% of the Shares outstanding (the "Minimum Condition"); or (b) on or after the date of the Merger Agreement and at or before the time of acceptance for payment of any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer) any of the following shall occur (each of paragraphs (i) through (ix) providing a separate and independent condition to the Purchaser's obligation pursuant to the Offer):

             (i) any waiting period applicable to the Offer and the Merger pursuant to the HSR Act shall not have expired or been terminated; or

             (ii) there shall have been instituted or be pending any action, proceeding, application, claim or counterclaim by any government or governmental authority or agency, domestic or foreign, before any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign (a "Claim"), challenging the acquisition by Parent or the Purchaser of the Shares, restraining or prohibiting the making or consummation of the Offer or the Merger or seeking to obtain from Parent or the Purchaser any damages that would result in a Material Adverse Effect if such were assessed against the Company restraining or prohibiting, or limiting in any material respect, the ownership or operation by Parent or the Purchaser of any material portion of the business or assets of the Company or any of its subsidiaries or to compel Parent or the Purchaser to dispose of or forfeit material incidents of control of all or any material portion of the business or assets of the Company or any of its subsidiaries or imposing limitations on the ability of Parent or the Purchaser of effectively to exercise full rights of ownership of the Shares, including without limitation, the right to vote any Shares acquired or owned by Parent or the Purchaser on all matters properly presented, to the Company's shareholders; or seeking to require divestiture by Parent or the Purchaser of any Shares; or

             (iii) there shall be any statute, rule, regulation, judgment, order or injunction, enacted, promulgated, entered, enforced or deemed applicable to the Offer, the Merger or the Merger Agreement, or any other action shall have been taken by any government, governmental authority or court, domestic or foreign,and other than relating to Liquor License Approvals, which are addressed in paragraph (ix) below, other than the routine application to the Offer or the Merger of waiting periods under the HSR Act, that has, or has a substantial likelihood of resulting in, any of the consequences referred to in paragraph (ii) above; or

             (iv) the Company shall have breached or failed to perform in any material respect any of its material obligations, covenants or agreements contained in the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement shall not have been true and correct in any material respect when made or, except for any representations and warranties made as of a specific date, shall have ceased to be true and correct in any material respect (or, in the case of representations and warranties that are specifically qualified as to materiality, shall not have been true and correct when made or shall have ceased to be true and correct) and if curable, the Company shall have failed to cure such breach within three
        (3) Business Days after written notice from Purchaser of such failure;
        or

             (v) there shall have occurred (A) (1) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc, any other national securities exchange or NASDAQ,
        (2) the declaration of a banking moratorium or any mandatory suspension of payments in respect of banks in the United States (3) the commencement of or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the Untied States, (4) in the case of any of the foregoing existing on August 29, 1997, a material acceleration or worsening thereof, and (B) such occurrence has a Material Adverse Effect; or

             (vi) the Merger Agreement shall have been terminated in accordance with its terms; or

             (vii) the Company's Board of Directors shall have withdrawn or modified (including by amendment of the Schedule 14D-9) its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have approved or recommended any other tender or exchange offer or Acquisition Proposal, which, in the sole judgment of Parent in any such case, and regardless of the circumstances (including any action or omission by Parent) giving rise to such condition, makes it inadvisable to proceed with such acceptance for payment, except where as a result of the Company's receipt of an unsolicited Acquisition Proposal from, or commencement of an unsolicited tender or exchange offer by, a third party (A) the Company issues to its shareholders a communication that contains only the statements permitted by Rule 14d-9(e) under the Exchange Act (and does not otherwise withdraw, modify or amend its approval or recommendation of the Offer, the Merger or the Merger Agreement) and (B) within five Business Days of issuing such communication the Company publicly reconfirms its approval and recommendation of the Offer the Merger and the Merger Agreement; or

             (viii) either (A) any change or development, outside of the ordinary course of business consistent with past practice of the Company, not disclosed in the Company Disclosure Letter shall have occurred in the financial condition, assets, capitalization, prospects, shareholders' equity, licenses, permits, business or results of operations of the Company and its subsidiaries which in the reasonable judgment of the Purchaser is or is likely, individually or in the aggregate, to be materially adverse to the Company or any of its subsidiaries taken as a whole, or the Purchaser shall become aware of any fact (including, but not limited to, any such change or development) which is likely to have materially adverse significance with respect to the Company and its subsidiaries taken as a whole; provided, however, that no change, development or fact shall be deemed to be materially adverse for the purpose of this clause (A) unless, individually or when combined with all other changes, developments or facts, it is, in the reasonable judgment of the Purchaser, likely to result in losses (after taking into account any amounts recovered or insurance proceeds receivable by the Company in compensation for such losses) in excess of $4,500,000, or (B) the average gross sales of the Company as reported by the Company in any 21 day period after the date of the Merger Agreement shall be less than $3,000,000 per week; or

             (ix) the Company and/or the Purchaser shall not have obtained (1) any Liquor License Approval required to be obtained prior to Parent's and the Purchaser's obtaining control of the Company through the Purchaser's acceptance for payment of Shares pursuant to the Offer (or Parent and the Purchaser shall not have made arrangements reasonably satisfactory to them to allow any Liquor License subject to any such Liquor License Approval to continue in full force and effect following consummation of the Offer and the Merger pending receipt of such Liquor License Approval), other than any Liquor License Approvals with respect to Liquor Licenses that, individually or in the aggregate, cover restaurant operations (I) generating, individually or in the aggregate, for the three months ended June 30, 1997, average weekly gross food and beverage revenue of less than $300,000 and (II) with average profit after controllables in any 21 day period after the date of the Merger Agreement which, when deducted from the average profit after controllables of the Company in the same 21 day period, would not result in such average profit after controllables of the Company totaling less than $540,000 per week, or (2) any consent or approval which is legally required to be obtained prior to consummation of the Offer and the Merger and was not disclosed in the Company Disclosure Letter which, if not obtained would, individually or in the aggregate, have a Material Adverse Effect, or (B) Parent and the Purchaser shall not have obtained continuing assurances from the appropriate authority in any of the Commonwealth of Massachusetts, State of New York or State of Ohio, or otherwise made arrangements with such authority, satisfactory to Parent and the Purchaser in their sole discretion, that there is no legal impediment to their obtaining control of the Company under such Commonwealth's or State's tied-house statute.

                             SHAREHOLDER AGREEMENT

     The following is a summary of the Shareholder Agreement (the "Shareholder Agreement"), dated as of August 29, 1997, between the Purchaser, Parent, and each of Christian R. Guntner and David T. DiPasquale. Parent and the Purchaser have required Christian R. Guntner and David T. DiPasquale (collectively, the "Significant Shareholders") to enter into the Shareholder Agreement as a condition to their entering into the Merger Agreement. Defined Terms used below and not defined herein have the respective meanings assigned to them in the Merger Agreement. Such summary is qualified in its entirety by reference to the Shareholder Agreement, a copy of which is filed as Exhibit 5 hereto and is incorporated herein by reference.

     Pursuant to the Shareholder Agreement, each Significant Shareholder has agreed to validly tender all of the shares of Common Stock beneficially owned by them or which may subsequently be acquired by them after the date of the Shareholder Agreement and prior to the termination of the Offer. In addition, each of the Significant Shareholders agreed that, during the term of the Shareholder Agreement, at any meeting of the shareholders of the Company, they shall (a) vote their respective shares of the Common Stock in favor of the Merger; (b) vote their respective shares of Common Stock against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement and (c) vote their respective shares of Common Stock against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer.

     The Shareholder Agreement and the obligations of each of the Significant Shareholder to tender his shares of Common Stock shall terminate on the earlier of the (a) consummation of the purchase of such shares or (b) the termination of the Merger Agreement in accordance with its terms.

     In addition, each Significant Shareholders agreed, while the Shareholder Agreement is in effect, except as contemplated thereby, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer pledge, encumbrance, assignment or other disposition of, any of their respective shares of Common Stock (ii) grant any proxies, deposit any shares of Common Stock into a voting trust or enter into a voting agreement with respect to any such shares or (iii) take any action that would make any representation or warranty of such

Significant Shareholders contained in the Shareholder Agreement untrue or incorrect or have the effect of preventing or disabling such Significant Shareholders from performing his obligations under the Shareholder Agreement.

     Reference is hereby made to the information contained in Annex I under the heading "EXECUTIVE COMPENSATION" for a description of certain arrangements relating to the occurrence of a "Change in Control" of the Company and the Amendment dated August 29, 1997 to the Employment Agreement between the Company and Daniel R. Scoggin, and by such reference, such information is incorporated herein as though fully set forth herein.

     THE BANK STANDSTILL AGREEMENT. The following is a summary of the Bank Standstill Agreement (as defined below). Such summary is qualified in its entirety by reference to the Bank Standstill Agreement, a copy of which is filed as Exhibit 6 hereto and is incorporated herein by reference.

     The Company currently is a guarantor under an Amended and Restated Credit Agreement (as amended, the "Existing Credit Agreement"), dated as of September 12, 1996, among its direct and indirect subsidiaries The Ground Round, Inc. ("GRI"), and GR of Minn., Inc. (together with GRI, the "Borrowers"), each of the financial institutions party thereto (the "Lenders"), The Bank of New York, as agent for the Lenders (the "Agent"), and The Chase Manhattan Bank, as co-agent for the Lenders. In connection with and as a condition to Parent and the Purchaser's execution of the Merger Agreement, the Lenders have agreed, pursuant to a letter agreement (the "Bank Standstill Agreement"), dated as of August 29, 1997, among the parties to the Existing Credit Agreement, to waive the Borrowers' and their subsidiary guarantors' compliance with the EBITDA maintenance covenant contained in the Existing Credit Agreement for the fiscal months ended July, August and September, 1997. Pursuant to the Bank Standstill Agreement, the Borrowers (i) have deposited into an interest-bearing account (the "Account") (a) $235,000, representing accrued and unpaid interest on the term loans under the Existing Credit Agreement and (b) $50,000, representing the net cash proceeds from the sale of one of the Borrower's Liquor Licenses and
(ii) will deposit into the Account (a) certain insurance proceeds and (b) an amount equal to interest on the term loans under the Existing Credit Agreement which became and will become due and payable on August 23, 1997 and September 30, 1997. The Borrowers will be permitted to withdraw such funds from the Account, so long as, among other things, (i) on the date of each withdrawal (a) the Borrowers shall have demonstrated to the Agent that a cash deficiency exists in their business and that such funds will be used in the ordinary course of their business and (b) no default or event of default under the Existing Credit Agreement shall have occurred and be continuing (other than events of default occurring prior to the date of the Bank Standstill Agreement and disclosed in writing to the Agent), (ii) neither the Purchaser nor the Company shall have announced that the Offer has been terminated and (iii) the Borrowers shall have retained Zolpho Cooper, LLC or such other firm mutually satisfactory to the Borrowers, the Agent and the Lenders under the Existing Credit Agreement to assist the Company by analyzing the Company's cash, operating and financial plans, actions and results and to report its observations and any issues that are identified which could potentially impact the Company's strategic and financial restructuring initiatives. In consideration for executing the Bank Standstill Agreement, the Borrowers have agreed that, so long as the Bank Standstill Agreement is in effect, (x) each Eurodollar Rate Loan (as defined in the Existing Credit Agreement) will convert automatically, on the last day of the then-existing interest period therefor, into an Alternate Base Rate Loan (as defined in the Existing Credit Agreement) and (y) the obligation of the Lenders to make, or convert term loans into, Eurodollar Rate Loans, shall be suspended.

     THE BANK LETTER OF INTENT. The consummation of the Offer would constitute an event of default under the Existing Credit Agreement. Pursuant to a letter of intent, dated August 29, 1997 among the parties to the Existing Credit Agreement, in connection with the execution of the Merger Agreement, each of the parties to the Existing Credit Agreement has agreed, subject to certain conditions, to proceed in good faith to amend the Existing Credit Agreement (as amended, the "New Credit Agreement") upon consummation of the Offer and the Merger, and which requires, among other things, that the Parent will make an equity infusion for working capital purposes of not less than $7,500,000.

     PROPOSED SALE AND LEASEBACK TRANSACTION. On September 9, 1997, the Company entered into a Commitment Letter (the "Commitment Letter") with CNL Fund Advisors, Inc. ("CNL") which has agreed to purchase, subject to certain conditions, a minimum of fifteen (15) and a maximum of twenty (20) restaurants owned in fee by the Company, for a purchase price not to exceed $20 million, plus certain approved transactional costs, which restaurants are to be leased and operated by the Company (the "Sale and Leaseback Transaction").

     In the event that a minimum of fifteen (15) properties having an agreed purchase price of at least $15 million do not meet the requirements of CNL, as set forth in the Commitment Letter, then the Commitment Letter may be terminated by either party; however, in such event, the Company is obligated to reimburse CNL for the reasonable costs incurred by CNL and its representatives, including attorneys fees in connection with CNL entering into the Commitment Letter and conducting its due diligence review. The Sale and Leaseback Transaction is scheduled to close on September 30, 1997, subject to satisfaction of certain conditions including, among others, satisfactory completion of due diligence investigations by CNL, approval by the Company's commercial lenders, and the Company entering into lease agreements that are reasonably satisfactory to the parties. Virtually all of the proceeds from the Sale and Leaseback Transaction will be used to repay a portion of the term loan in connection with the Company's Credit facility. There can be no assurance that the Sale and Leaseback Transaction will be consummated on or before September 30, 1997, or at all.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) The Board of Directors of the Company (the "Board") has unanimously approved the Offer and the Merger Agreement and the transactions contemplated thereby and determined that the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company. The Board of Directors unanimously recommends that all shareholders accept the Offer and tender their Shares pursuant to the Offer.

     (b) The Company has not been successful in consummating a transaction to raise investment funds for working capital and refurbishment purposes. Since August 1994, USI, the Company's principal shareholder until July 9, 1997, was seeking to sell its approximately 33% interest in the Company and in 1996 had caused the Company to register its Shares under the Securities Act of 1933 in accordance with certain registration rights granted to USI with a view to selling them in the market.

     On May 27, 1997, Boston Ventures sent a letter to the Board offering to purchase 549,000 Shares of the Company's common stock from USI upon the conditions that (a) the Company allow Boston Ventures an exclusive period of three weeks to conduct a due diligence review of the Company and (b) the parties enter a confidentiality agreement precluding the Company from disclosing the purchase of the USI Shares or Boston Ventures' interest in acquiring the Company. On May 28, 1997 the Board authorized Boston Ventures to conduct a due diligence investigation, subject to execution of a confidentiality agreement for a three week exclusive period.

     On June 3, 1997, the Company and Boston Ventures executed a confidentiality agreement containing customary confidentiality and stand still provisions and USI sold an aggregate of 540,000 Shares of the Company's common stock to an affiliate of Boston Ventures and Mr. Thomas J. Russo at a price of $1.25 per share. Mr. Russo had served as President of Howard Johnson's Restaurants and Motor Lodge Group, including the Ground Round restaurants and as a director of the Company from 1991 to 1995. On June 3, Boston Ventures commenced its due diligence investigation of the Company. Subsequently, the 540,000 shares and 14,900 shares previously purchased by Mr. Russo's spouse were transferred to Parent.

     On June 26, 1997, at the request of Boston Ventures, after consideration by the Board, the exclusivity period for Boston Ventures to complete its due diligence was extended to July 1.

     On July 1, 1997, the Company received a letter from Boston Ventures, which expressed an interest in pursuing an acquisition of all the outstanding stock of the Company for a premium to the then current market price of the Shares, subject to the execution of a definitive agreement and numerous other conditions. On July 2, 1997 the Board met to consider Boston Ventures' letter and concluded that the letter failed to make a firm financial offer and the numerous conditions to which any such offer would be subject were unacceptable, but that representatives of the Company would be willing to meet with representatives of Boston Ventures after the July 4th holiday, on a non-exclusive basis, to continue discussions with respect to a possible transaction.

     On July 9, 1997, USI sold all its remaining 3,092,100 Shares to two investors, David DiPasquale and Christian R. Guntner, who prior to that day had been executives of USI, for an aggregate cash purchase price of $4.08 million. See Item 6 below. On July 10, 1997 at a meeting of the Board, Mr. DiPasquale was elected as a director. During the Board meeting, the Board reviewed a letter received by the Company earlier that day from Boston Ventures which recited its interest in continuing negotiations with respect to an acquisition of all outstanding Shares at a price of approximately $1.65 per Share, subject to certain conditions set forth in their letter of July 1, 1997. In addition, the letter stated Boston Ventures willingness to make an additional equity investment in the Company following such acquisition, and also stated that, if the Board was not interested in a sale of the Company at that time, Boston Ventures would be prepared to negotiate the purchase of newly issued equity, alone or in combination with a purchase of the Shares owned by Messrs. Guntner and DiPasquale, in a transaction resulting in Boston Ventures obtaining voting control of the Company. Messrs. Guntner and DiPasquale indicated that they had no interest in selling their Shares except in conjunction with an offer for all of the Company's outstanding Shares. The Board concluded that although the letter lacked a firm price and was subject to numerous conditions, and therefore did not constitute a firm offer, it was nonetheless worth further consideration by the Company. The Board then discussed the growing concerns of the Company's Lenders regarding the Company's liquidity and compliance with its obligations under the Existing Credit Agreement. To address these matters, the Board designated the following two committees of the Board of Directors: (i) the "Special Committee" was empowered to review, negotiate and make recommendations to the Board with respect to investment and acquisition proposals ("Investment Proposals") including an Investment Proposal from Boston Ventures and (ii) the "Banking Committee" was empowered to negotiate and make recommendations to the Board concerning revisions to the Existing Credit Agreement and other financial accommodations with the Lenders. Messrs. Guntner, Alan D. Weingarten and Fred H. (Fritz) Beaumont, Jr., comprised the Special Committee with Mr. Guntner serving as chairman. Messrs. DiPasquale, Scoggin and Guntner comprised the Banking Committee, with Mr. DiPasquale serving as chairman. The full Board of Directors retained the exclusive authority to enter into any transaction or agreement on behalf of the Company recommended by either Committee.

     Later on July 10, 1997, a representative of the Lenders called Mr. DiPasquale, as chairman of the Banking Committee, urging that members of the Board meet with Boston Ventures as soon as possible. A meeting was arranged that evening for the following morning July 11, 1997 between representatives of Boston Ventures, Messrs. Guntner and DiPasquale, as representatives of the Board, and their respective counsel.

     At that meeting, Boston Ventures proposed a possible acquisition of all of the outstanding Shares, or, in the alternative, a sale by Messrs. Guntner and DiPasquale of their Shares in the Company, together with an investment by Boston Ventures in newly issued equity of the Company. Messrs. Guntner and DiPasquale indicated they would not discuss a sale of their Shares except in conjunction with an acquisition of all outstanding Shares by merger or otherwise. During lengthy discussions concerning the structure and conditions of any proposal it might make, Boston Ventures indicated that any proposal it might make would be at a price of $1.65 per Share, which price was not negotiable, and in response to a request by Messrs. Guntner and DiPasquale, that it would not fund any working capital requirements of the Company pending consummation of a transaction by Boston Ventures. Following the meeting, Mr. Guntner requested that Mr. Scoggin, as Chairman of the Board of Directors, call a meeting of the Board to discuss the results of the meeting with Boston Ventures.

     On July 16, 1997 a meeting of the Board was held to hear a report on the Company's financial condition from Stephen Kiel, the Company's Chief Financial Officer, and to discuss Boston Ventures Investment Proposal. During the meeting the Board considered concerns that had been raised by the Company's Lenders with respect to the Company's liquidity and its ability to meet its obligations under the Existing Credit Agreement. In addition, the Board discussed the suggestion of the Lenders that they would be willing to enter into a credit support agreement (the "Bank Standstill Agreement") if the Company entered into the definitive merger agreement with Boston Ventures. Although the Board did not accept the price of $1.65 contemplated by Boston Ventures, the Board directed the Special Committee to continue negotiations with Boston Ventures and retained Rothschild Inc. ("Rothschild") to act as financial advisor to the Special Committee and the Company for the purpose of rendering an opinion to the Board, as to whether the terms of the transaction contemplated by the Merger Agreement are fair, from a financial standpoint, to the shareholders of the Company.

     On July 22, 1997 the Board met to review the status of the on-going negotiations with Boston Ventures and the Company's financial condition, as well as the Company's strategic and financial options, including a proposed Sale and Leaseback Transaction of up to 20 Company owned restaurants. See Item 3(b) above. Mr. Guntner advised the Board that following a review of the Company's short-term cash flow projections, the Lenders sought a commitment from Mr. Guntner, which request was supported by Boston Ventures, for a $1,000,000 letter of credit to enhance the Company's liquidity. Mr. Guntner advised the Board that he had declined to provide such unilateral credit support to the Company and expressed his belief that such request had irreparably compromised his ability to effectively serve as a member of the Special Committee. He thereupon resigned from the Special Committee. The Board then elected Mr. DiPasquale to replace Mr. Guntner as a member of the Special Committee. As a result of the Board's interest in considering a sale of the entire Company, on July 23, 1997, Boston Ventures' counsel delivered the initial draft of the merger agreement to the Company and its counsel. Counsel for the respective parties met on July 25 and 29, 1997 to discuss points of principle of the merger agreement, after which a revised draft was circulated.

     On July 28, 1997, a meeting of the Special Committee was held to discuss the principal points of the initial draft of the merger agreement with counsel. At the meeting, Rothschild delivered a preliminary presentation to the Special Committee regarding the Company and the proposed transaction with Boston Ventures.

     During the week of August 3, 1997, the Special Committee and counsel engaged in intensive negotiations with representatives of Boston Ventures and its counsel regarding the terms and conditions of the merger agreement. Boston Ventures also engaged in negotiations with Mr. Scoggin with respect to a proposed amendment to his employment agreement to clarify the terms of the restrictive covenant upon a change of control (see Annex I) and with Messrs. Guntner and DiPasquale with respect to the terms of a Shareholder Agreement. See
Item 3 -- Shareholder Agreement. Execution of such agreements were conditions of Boston Ventures to its entering into a merger agreement.

     On August 7, 1997, the Board met to review the terms of the current drafts of the Merger Agreement, the Shareholder Agreement, the Amendment to Mr. Scoggin's Employment Agreement, the Bank Standstill Agreement and related bank documents and to receive Rothschild's analysis of the Investment Proposal. Following a detailed presentation by Rothschild with respect to its evaluation of the Investment Proposal being negotiated with Boston Ventures. Rothschild orally confirmed to the Board that the proposed offer of $1.65 per Share was fair from a financial point of view to the Company's shareholders, subject to confirmation of the final terms and conditions of the Merger Agreement being negotiated. The Board then engaged in a lengthy discussion concerning the terms and conditions of the draft merger agreement. Following such discussion the Board directed the Special Committee to resolve certain outstanding issues, including Boston Ventures' proposed condition to the transaction that certain liquor license approvals be obtained. Pending resolution of those issues, the Board adjourned its meeting to be reconvened on August 8, 1997.

     On August 8, 1997, immediately prior to reconvening the Board meeting, Company counsel was advised by representatives of Boston Ventures, that it was not willing to proceed with an acquisition until Boston Ventures resolved its concern over the possible applicability of certain "tied-house" statutes to the proposed transaction as described in Section 16 of the Offer to Purchase. The Board thereupon reconvened its meeting, was apprised of such development and adjourned without taking further action with respect to the proposed merger agreement.

     During the ensuing three weeks, Boston Ventures periodically advised the Special Committee and Company counsel as to its progress in resolving its concerns over the tied-house statutes and in obtaining requisite liquor license approvals. During this time, the parties and their counsel continued to negotiate the remaining open terms of the merger agreement and discuss with the Lenders a possible extension of the expiration date of the proposed Bank Standstill Agreement from September 30, 1997 to October 22, 1997. The Company, Boston Ventures and Mr. Scoggins continued their negotiations to finalize the Amendment to Mr. Scoggins' Employment Agreement.

     On August 25, 1997 and August 27, 1997 the Special Committee met to hear reports by Company counsel as to the status of Boston Ventures' progress in resolving the tied-house issues and as to the status of the negotiations of the remaining issues concerning the merger agreement. In addition, Company counsel provided the Special Committee with an update of the status of discussion with the Lenders concerning certain revisions to and the extension of the term of the draft Bank Standstill Agreement. From August 27, 1997 through August 29, 1997, counsel to the Company and Boston Ventures engaged in intensive negotiations regarding the final unresolved issues concerning the Merger Agreement, including the tied-house statutes.

     On August 29, 1997, Boston Ventures notified the Company and its counsel that it was prepared to enter into a Merger Agreement, subject to approval of the Merger Agreement by the Board.

     On August 29, 1997, the Special Committee met and, after receiving the opinion of Rothschild that the offer price of $1.65 per Share pursuant to the Merger Agreement was fair to shareholders from a financial point of view, recommended to the Board that the Offer and the Merger Agreement be approved. The Compensation Committee thereupon approved the Amendment to Mr. Scoggin's Employment Agreement. The Board of Directors then convened to consider the recommendation of the Special Committee and to review the written fairness opinion from Rothschild. After extensive discussion of the terms of the Offer and Merger contemplated by the Merger Agreement involving the Company's legal and financial advisors, the Board unanimously approved the Offer and the Merger and determined that they are fair to, and in the best interest of, the Company and its shareholders. The Board thereupon authorized the execution and delivery of the Merger Agreement and approved the Shareholder Agreement (Messrs. Guntner and DiPasquale abstaining), the Bank Standstill Agreement and related documents, and ratified the Amendment to Mr. Scoggin's Employment Agreement (Mr. Scoggin abstaining). The Board unanimously voted to recommend that shareholders accept the Offer and tender their shares pursuant to the Offer. Following such actions, the Merger Agreement, the Bank Standstill Agreement, and the Amendment to Mr. Scoggin's Employment Agreement were executed and delivered by the parties thereto. A public announcement regarding the Merger Agreement was made on Tuesday, September 2, 1997 prior to the opening of NASDAQ Stock Market.

     In making the determinations and recommendations set forth in Item 4(a) above, the Board considered a number of factors, including, without limitations, the following:

          (i) The terms and conditions of the Offer and the Merger Agreement.

          (ii) Presentations by management at Board meetings and Board committee meetings held on and before August 29, 1997 and the knowledge of the Board of Directors with respect to the financial condition, results of operations, business and prospects of the Company and limited alternative strategic transactions.

          (iii) Since August 1994, when the Company announced it had entered into a definitive merger agreement to be acquired by a new company formed by the then management and 399 Ventures, Inc., a venture capital company, which agreement was subsequently terminated by the potential purchaser due to lack of financing, the Company has been unsuccessful in consumating a transaction to raise investment funds for working capital and investment capital needed to refurbish and upgrade the Company's restaurants in order to enable the Company to remain viable in the highly competitive mid-price family restaurant market. Despite such efforts of Company management, no person has made any firm offer for the whole Company on terms equal to or superior to those contained in the Offer, nor has the Company been able to consummate a significant investment transaction.

          (iv) The Offer price of $1.65 net in cash for each of the Company's Shares constitutes an approximate 10% premium to the closing market price for the Company's Shares on the NASDAQ

     Stock Market on August 29, 1997, the date the Merger Agreement was approved by the Company's Board of Directors.

          (v) The recent historical market prices for the Shares.

          (vi) The presentations of Rothschild at the Special Committee meeting on July 28, 1997 and at each of the August 7, 1997 and the August 29, 1997 Board meetings of the Company and the written opinion of Rothschild, delivered to the Board at a meeting held on August 29, 1997 that, as of the date of such opinion and based upon factors set forth therein, the consideration of $1.65 per share net in cash to be received by the Company's shareholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such shareholders. The full text of such opinion, dated August 29, 1997, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Rothschild, is attached as an Exhibit hereto and is incorporated herein by reference. Such opinion should be read carefully in its entirety by shareholders in conjunction with the foregoing matters.

          (vii) The agreement of the Lenders to enter into the Bank Standstill Agreement only upon the Company's execution of the Merger Agreement, thereby providing the Company with additional liquidity through October 22, 1997 subject to certain conditions and waiving certain financial covenants under the Existing Credit Agreement for the months of July, August and September.

          (viii) That under the terms of the Merger Agreement the Board is not prohibited from (a) furnishing information in response to certain unsolicited requests, and (b) considering, negotiating or participating in discussions regarding an unsolicited bonafide written Acquisition Proposal (as defined in the Merger Agreement), and upon advice of outside counsel that it would be consistent with the Board's fiduciary responsibility to approve or recommend a Superior Proposal, the Board may terminate the Merger Agreement upon payment of fees and expenses to the Parent.

          (ix) Under the terms of the Shareholder Agreement, the Significant Shareholders, who collectively own approximately 28% of the outstanding Shares, may terminate such Shareholder Agreement if the Board of Directors of the Company exercises its fiduciary responsibility and terminates the Merger Agreement in order to recommend a Superior Proposal.

     The Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     The Information Statement attached hereto as Annex I is being furnished in connection with the contemplated designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's shareholders, following the acceptance for payment of, and payment by the Purchaser in accordance with the Offer for, Shares pursuant to the Offer provided the Purchaser shall have purchased not less than 50.1% of the outstanding Shares. On or about December 26, 1997 the Company sent a letter to shareholders setting forth certain additional information with respect to the Offer and the Merger. A copy of such letter is annexed hereto as Exhibit 9 and is incorporated herein by reference.

     NYBCL 912. Section 912 of the NYBCL regulates certain business combinations, including mergers, of a New York corporation, such as the Company, with a shareholder that beneficially owns 20% or more of the outstanding voting stock of such corporation. Because the Board has approved the Merger Agreement and the transactions contemplated thereby, Section 912 of the NYBCL will not apply to the Merger.

     VOTE REQUIRED TO APPROVE MERGER. New York law provides that the adoption of any plan of merger or consolidation by the Company requires the approval of the Board and the affirmative vote of at least 66 2/3% of all outstanding shares entitled to vote thereon (including the votes of any Shares owned by Parent and Purchaser that have voting rights at such time), if the "short form" merger procedure described below is not available. The Board has authorized and approved the Offer and the Merger; consequently, an additional action of the Company that may be necessary to effect the Merger is approval by such shareholders at a meeting of the Company's shareholders convened for that purpose (the "Shareholders Meeting") if the "short form" merger procedure described below is not available. New York law also provides that the Merger will not require the approval of the Company's shareholders, and can be adopted by Purchaser's Board of Directors, if Purchaser owns at least 90% of the outstanding Shares. Accordingly, if, as a result of the Offer or otherwise, Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, Purchaser could, and intends to, effect the Merger without the Shareholders Meeting and without approval by shareholders of the Company. If, however, Purchaser waives the Minimum Condition and does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's shareholders is required under New York law, a significantly longer period of time will be required to effect the Merger.

     TAX MATTERS. Each shareholder of the Company should consult with such shareholder's own tax advisor to determine the particular tax effects of the Offer and the Merger, including the application and effect of state, local, foreign and other income tax laws.

     APPRAISAL RIGHTS. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, shareholders of the Company may have certain rights under the NYBCL to dissent and demand appraisal of, and payment in cash for the fair value of, the Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits were previously filed with the Schedule 14D-9:

Exhibit 1 -- Agreement and Plan of Merger, dated as of August 29, 1997, among the Company, Parent and the Purchaser

Exhibit 2 -- Opinion of Rothschild, dated August 29, 1997.*

Exhibit 3 -- Letter to Shareholders of the Company.*

Exhibit 4 -- Press Release of the Company, dated September 2, 1997.

Exhibit 5 -- Shareholder Agreement, dated August 29, 1997 among Parent,
             Purchaser and Christian R. Guntner and David T. DiPasquale.

Exhibit 6 -- Bank Standstill Letter.

Exhibit 7 -- Clarification to Employment Agreement and Amendment dated as of
             August 29, 1997 between the Company and Daniel R. Scoggin.

     The following Exhibits are filed herewith:

Exhibit 8 -- Commitment Letter between CNL Fund Advisors, Inc. and the Company.

Exhibit 9 -- Letter to Shareholders of the Company dated September 26, 1997**

---------------
*  Included in copies of the Schedule 14D-9 mailed to shareholders.

** Mailed to Shareholders on or about September 26, 1997.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          GROUND ROUND RESTAURANTS, INC.

                                          By:     /s/ DANIEL R. SCOGGIN
                                            ------------------------------------
                                            Name: Daniel R. Scoggin
                                              Title: Chairman and Chief
                                                     Executive Officer
                                                 and President
Dated: September 26, 1997

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